                                  UNITED STATES                 -----------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549                     OMB APPROVAL
                                                                -----------------------------
                                                                 OMB Number        3235-0145
                                                                 Expires:  October 31, 2002
                                                                 Estimated average burden
                                                                 hours to perform .....14.90
                                                                -----------------------------

                                  SCHEDULE 13G

                                 (RULE 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                               TRANSGENOMIC, INC.
                      -------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   89365K 20 6
                              --------------------
                                 (CUSIP Number)

                                  JULY 21, 2000
 -------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /..Rule 13d-1(b)

         / /..Rule 13d-1(c)

         /x/..Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (03-00)       (continues on following pages)        (Page 1 of 5 Pages)

-------------------------------                 --------------------------------
                                      13G
CUSIP NO.    89365K 20 6                              PAGE 2 OF 5 PAGES
           --------------
-------------------------------                 --------------------------------


---------- ---------------------------------------------------------------------------------------------------------
   (1)     Names of reporting persons.
           I.R.S. identification nos. of above persons (entities only).
                    DOUGLAS T. GJERDE
---------- --------------------------------------------------------------------------------------------- -----------
   (2)     Check the appropriate box if a member of a group (SEE INSTRUCTIONS)                           (a):/ /
                    N/A
                                                                                                         (b):/ /
---------- ---------------------------------------------------------------------------------------------------------
   (3)     SEC USE ONLY


---------- ---------------------------------------------------------------------------------------------------------
   (4)     Citizenship or place of organization
                    UNITED STATES
--------------------------------------------------------------------------------------------------------------------
        Number of            (5)    Sole voting power
          shares                            2,500,000(1)
                            ------- --------------------------------------------------------------------------------
       beneficially          (6)    Shared voting power

                            ------- --------------------------------------------------------------------------------
      owned by each          (7)    Sole dispositive power
        reporting                           2,500,000(1)
                            ------- --------------------------------------------------------------------------------
       person with:          (8)    Shared dispositive power

--------------------------------------------------------------------------------------------------------------------
   (9)     Aggregate amount beneficially owned by each reporting person
                                            2,500,000
---------- ---------------------------------------------------------------------------------------------------------
  (10)     Check if the aggregate amount in row (9) excludes certain shares       :/ /
           (SEE Instructions)
                                            N/A
---------- ---------------------------------------------------------------------------------------------------------
  (11)     Percent of class represented by amount in row (9)
                                            11.0% (2)
---------- ---------------------------------------------------------------------------------------------------------
  (12)     Type of reporting person (SEE Instructions)
                                            IN
========== =========================================================================================================

*The closing of the initial public offering of common stock of Transgenomic, Inc. took place on July 21, 2000, which is the event requiring the filing of this Schedule 13G.
(1) Includes fully vested options to purchase 1,500,000 shares of common stock.
(2) All percentages are calculated pursuant to Rule 13d-3(d)(1)(i) and are based on 21,205,566 shares of common stock outstanding as reported by Transgenomic, Inc. on its Amendment No. 1 to Form S-1 (Registration No. 333-51960) filed on January 10, 2001.

-------------------------------                 --------------------------------
                                      13G
CUSIP NO.    89365K 20 6                              PAGE 3 OF 5 PAGES
           --------------
-------------------------------                 --------------------------------


ITEM 1(a).  NAME OF ISSUER:   Transgenomic, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         12325 Emmet Street
         Omaha, NE 68164

ITEM 2(a).  NAME(S) OF PERSON(S) FILING:  Douglas T. Gjerde

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Transgenomic, Inc.
         2032 Concourse Drive
         San Jose, CA  95131

ITEM 2(c).  CITIZENSHIP:  United States

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01 per share

ITEM 2(e).  CUSIP NO.:  89365K 20 6

ITEM 3. STATEMENTS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b):

        Not Applicable

ITEM 4.  OWNERSHIP

     (a) Amount Beneficially Owned:  See Item 9 of Cover Page

     (b) Percent of Class:  See Item 11 of Cover Page

     (c) Number of shares as to which the person has

         (i)      Sole power to vote or to direct the vote:  See Item 5 of Cover
                  Page

         (ii) Shared power to vote or to direct the vote: See Item 6 of Cover Page

         (iii)    Sole power to dispose or to direct the disposition of:  See
                  Item 7 of Cover Page

         (iv)     Shared power to dispose or to direct the disposition of:
                  See Item 8 of Cover Page


INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Section 240.13d-3(d)(1).

-------------------------------                 --------------------------------
                                      13G
CUSIP NO.    89365K 20 6                              PAGE 4 OF 5 PAGES
           --------------
-------------------------------                 --------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION.  Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         Not Applicable


                          (continues on following page)

-------------------------------                 --------------------------------
                                      13G
CUSIP NO.    89365K 20 6                              PAGE 5 OF 5 PAGES
           --------------
-------------------------------                 --------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2001

                                          /s/ DOUGLAS T. GJERDE
                                          -------------------------------------
                                          Douglas T. Gjerde






ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).